David J. Smith Executive Vice President, Secretary and General Counsel	Archer Daniels Midland Company 4666 Faries Parkway Decatur, IL 62526 T 217.424.6183 F 217.424.6196 d_smith@admworld.com
May 30, 2008
VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company Form 10-K for Fiscal year Ended June 30, 2007 Definitive Proxy Statement on Schedule 14A filed September 28, 2007 Filed August 27, 2007 File No. 1-00044
Dear Mr. Donahue:
     I acknowledge receipt of the letter dated May 15, 2008 signed on behalf of H. Roger Schwall (the “Letter”). This correspondence is addressed to you pursuant to the instructions contained in the Letter.
     Archer-Daniels-Midland Company will respond to the Letter on or before June 6, 2008.
Sincerely,

D. J. Smith
Executive Vice President, Secretary
& General Counsel
cc: Steve Mills